Exhibit 99.1

Theratechnologies Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2023 and Provides 2024 Guidance

•	Positive Adjusted EBITDA* for Q4 2023 more than doubles from Q3 2023 to $5 million (Net Loss of $2.8 million) leading to a significant turnaround for the full year versus 2022

•	Record quarterly revenue of $23.5 million and annual revenue of $81.8 million

•	Updated Phase 1 trial investigating sudocetaxel zendusortide in advanced ovarian cancer reaches key milestone with enrollment of first six patients

•	Guidance for 2024 set to $87-90 million in annual revenue and a positive Adjusted EBITDA in the range of $13-15 million for the full year 2024

Montreal – February 21, 2024 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today reported business highlights and financial results for the fourth quarter and full year of fiscal year 2023, ended November 30, 2023. All figures are in U.S. dollars unless otherwise stated.

Fourth-Quarter and Fiscal 2023 Revenue Highlights

(in 000s of US$)

	Three-month periods ended November 30,		% change	Years ended November 30,		% change

	2023	2022		2023	2022

EGRIFTA SV® net sales	16,958	14,458	17.3%	53,705	50,454	6.4%

Trogarzo® net sales	6,494	6,963	(6.7%)	28,059	29,603	(5.2%)

Revenue	$23,452	$21,421	9.5%	$81,764	$80,057	2.1%

*This is a non-IFRS measure. See “non-IFRS and non-U.S. GAAP measure” below.

“Fourth quarter of 2023 marked the highest quarterly revenue ever recorded in the history of Theratechnologies, delivering $23.5 million in revenue and ending 2023 with total annual revenue of $81.8 million,” said Paul Lévesque, President and Chief Executive Officer. “This is a significant accomplishment considering the hurdles we faced in the first half of 2023 with inventory drawdowns and unfavorable gross-to-net challenges. Equally, we demonstrated strength on the bottom line, realizing a positive Adjusted EBITDA for the quarter of $5 million, more than doubling the third quarter result. We ended the year with a significant turnaround in Adjusted EBITDA of only $(2.9) million, an improvement of more than $19 million over 2022. Our efforts to be stringent with operating expenses while focusing on topline growth have been recognized in the marketplace, as exemplified by the recent financing that strengthened our balance sheet with new high-quality institutional investors such as Investissement Québec.”

Lévesque added, “EGRIFTA SV® remains the standout product in our portfolio with the total number of unique patients hitting an all-time high at the end of calendar 2023, up 13% year over year for the month of December. Despite facing new market entrants, Trogarzo® remains a good companion to EGRIFTA SV® and a vital treatment for people with HIV who have few options. While we were disappointed to receive a Complete Response Letter from the FDA on January 23, 2024, for our sBLA for the F8 formulation of tesamorelin, we are confident in this product and are actively addressing the agency’s concerns so that we can re-submit the file and continue with our plan to obtain approval before the end of 2024. To this end, we have been working closely with external regulatory experts and have requested a Type A meeting with the FDA.

“By doubling down on our commercial capabilities, we are determined to create value for our shareholders and continue generating positive Adjusted EBITDA in 2024 through organic and inorganic opportunities,” Lévesque continued. “We are also encouraged by the continued interest in our oncology program and are pleased to have completed enrollment of the first six patients in the updated Phase 1 clinical trial investigating sudocetaxel zendusortide in advanced ovarian cancer. In parallel, we are advancing preclinical research of new peptide-drug conjugates with other potent payloads, demonstrating that our SORT1+ TechnologyTM platform provides strong possibilities for combining our PDCs with targeted therapies, as well as the potential for conjugating our peptides with other anticancer treatment modalities.”

2024 Revenue and Adjusted EBITDA Guidance

Based on the Company’s performance over the last six months, Theratechnologies is guiding to $87-90 million in annual revenue and an Adjusted EBITDA in the range of $13-15 million for the full year 2024.

Fourth-Quarter Fiscal 2023 Financial Results

Revenue

Consolidated revenue for the three months ended November 30, 2023, amounted to $23,452,000 compared to $21,421,000 for the same period last year, representing an increase of 9.5%.

For the fourth quarter of Fiscal 2023, sales of EGRIFTA SV® reached $16,958,000 compared to $14,458,000 in the fourth quarter of the prior year, representing an increase of 17.3%. Strong sales of EGRIFTA SV® were mostly the result of increased unit sales, and somewhat offset by higher rebates to government payers than in Fiscal 2022.

In the fourth quarter of Fiscal 2023, Trogarzo® sales amounted to $6,494,000 compared to $6,963,000 for the same quarter of Fiscal 2022, representing a decrease of 6.7%. The decrease was mainly due to lower unit sales in the quarter as compared to last year. Lower unit sales in the fourth quarter of Fiscal 2023, were also a result of higher inventory buildup in Fiscal 2022, a situation which has resolved itself in Fiscal 2023.

Cost of Sales

For the three-month period ended November 30, 2023, cost of sales was $5,066,000 compared to $5,909,000 in the comparable period of Fiscal 2022. Lower cost of sales for 2023 is explained by a provision in cost of goods sold for the fourth quarter of Fiscal 2022 which included a provision of $1,477,000 related to the write down of F8 formulation for pre-commercial material which could expire prior to the launch of the F8 formulation. This decrease was partially offset by an increase from higher sales of EGRIFTA SV® and various production-related costs.

R&D Expenses

R&D expenses in the three-month period ended November 30, 2023, amounted to $5,229,000 compared to $9,455,000 in the comparable period of Fiscal 2022. The decrease during the fourth quarter of Fiscal 2023 was largely due to lower spending across all areas, including the Phase 1 clinical trial for sudocetaxel zendusortide, the human factor study (HFS) for the F8 formulation, as well as the development of the intramuscular (IM) method of administration of Trogarzo®. These last two projects were mostly completed in the fourth quarter of Fiscal 2023. R&D expenses also included $876,000 in severance and other expenses related to the reorganization announced in July 2023.

Selling Expenses

Selling expenses in the three-month period ended November 30, 2023, amounted to $6,748,000 compared to $7,809,000 in the comparable period of Fiscal 2022.

The decrease in selling expenses is largely associated to the careful management of expenses to achieve our stated goal of achieving a positive Adjusted EBITDA towards the end of Fiscal 2023. Selling expenses also included $79,000 in severance and other expenses related to the reorganization announced in July 2023.

General and Administrative Expenses

General and administrative expenses in the fourth quarter of Fiscal 2023 amounted to $3,739,000, compared to $3,956,000 reported in the same period of Fiscal 2022. General and administrative expenses include $289,000 in severance and other expenses related to the reorganization announced in July 2023.

Net Finance Costs

Net finance costs for the three-month period ended November 30, 2023, were $5,352,000 compared to $2,078,000 in the same period last year. The increase in net finance costs is due to the higher balance outstanding under the Marathon Credit Agreement, which carries a higher interest than the Convertible Notes then outstanding in 2022. Net finance costs in the fourth quarter of Fiscal 2022 included interest on the Convertible Notes, whereas this amount was nil in the fourth quarter of Fiscal 2023. The higher interest is also a function of higher interest rates in 2023 versus 2022. Other increases in the fourth quarter of Fiscal 2023 are related to the costs associated with the amendment to the Loan Facility ($890,000), the write-off of deferred financing costs ($954,000), and the change in fair value of the Marathon Warrants ($825,000).

Adjusted EBITDA

Adjusted EBITDA, a non-GAAP measure, was $4,965,000 for the fourth quarter of Fiscal 2023, compared to $(2,439,000) for the same period of Fiscal 2022. See “Non-IFRS and Non-U.S.-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $2,755,000, or $0.08 per share, in the fourth quarter of Fiscal 2023 compared to a net loss of $7,929,000, or $0.09 per share, in the fourth quarter of Fiscal 2022.

Fiscal Year 2023 Financial Results compared to Fiscal Year 2022 Financial Results

Revenue

Consolidated revenue for Fiscal 2023 was $81,764,000 compared to $80,057,000 for the same period last year, representing an increase of 2.1%.

For Fiscal 2023, sales of EGRIFTA SV® reached $53,705,000 compared to $50,454,000 for the same period last year representing growth of 6.4%. The increase in net sales of EGRIFTA SV® was mostly the result of a higher number of units sold compared to the previous year, as well as a higher net selling price. Overall growth of EGRIFTA SV® net sales was hampered in 2023 by draw downs in inventory at one of our large specialty pharmacies during the second quarter.

In Fiscal 2023, Trogarzo® net sales were $28,059,000 compared to $29,603,000 in the prior year, a decrease of 5.2%. Net sales of Trogarzo® were negatively affected in the second quarter of 2023 by two factors: (a) drawdowns in inventory at one of our large specialty pharmacies resulting from larger than necessary purchases in the latter part of calendar year 2022; and (b) further inventory drawdowns at another specialty pharmacy with which we renegotiated contract terms resulting in a lowering of their overall inventory levels. Net sales of Trogarzo® were also impacted by greater than anticipated rebates to government payers. The Trogarzo® net sales decrease is also attributable to a lesser degree to our decision to stop commercializing the product in Europe in Fiscal 2022, resulting in a $975,000 decrease in Fiscal 2023.

Cost of Sales

For Fiscal 2023, cost of sales was $19,635,000 compared to $26,279,000 in the comparable period of Fiscal 2022. Cost of sales included cost of goods sold that amounted to $19,635,000 in Fiscal 2023 compared to $23,838,000 in Fiscal 2022. The decrease in cost of goods sold was mainly due to a number of factors occurring in Fiscal 2022 that did not reoccur in Fiscal 2023, namely: (1) a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 formulation in the amount of $1,788,000; and (2) a provision of $1,477,000 related to the write down of F8 formulation for pre-commercial material which could expire prior to the launch of the F8 formulation, if approved. Cost of goods sold for Fiscal 2023 also included other provisions totalling $220,000, related to the pending approval of the F8 formulation (See Note 9 of the Audited Financial Statements).

In Fiscal 2022, cost of sales included an amortization charge of $2,441,000 in connection with the settlement of the future royalty obligation which has been accounted as “Other asset” on the consolidated statement of the financial position. The Other asset was fully amortized during the first half of Fiscal 2022, and thus this charge was Nil in Fiscal 2023.

R&D Expenses

R&D expenses were $30,370,000 for Fiscal 2023 compared to $36,939,000 for Fiscal 2022, a decrease of 17.8%, mostly due to lower spending on our various programs. R&D expenses in the first and second quarters of Fiscal 2023 were also negatively impacted by expenses of $3,730,000 related to sudocetaxel zendusortide material and expenses of $536,000 related to the production of bacteriostatic water for injection (“BWFI”). Excluding these expenses, R&D expenses are down significantly in Fiscal 2023 compared to last year, mostly as a result of lower spending on our oncology program. R&D expenses also included $1,384,000 in severance and other expenses related to the reorganization announced in July 2023.

Selling Expenses

Selling expenses for Fiscal 2023 were $26,769,000 compared to $39,391,000 for Fiscal 2022. The decrease in selling expenses is mainly related to higher expenses incurred in Fiscal 2022 related to the setting up of our internal field force in the United States as well as severance costs incurred following our decision in 2022 to exit the European market for the commercialization of Trogarzo®. The decrease is also due in large part to a charge of $6,356,000 related to the accelerated amortization, in the second quarter of Fiscal 2022, of the Trogarzo® commercialization rights for the European territory. Selling expenses in Fiscal 2023 included $220,000 in severance and other expenses related to the reorganization announced in July 2023.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included under selling expenses. As such, we recorded amortization expenses of $2,513,000 for Fiscal 2023, compared to $9,211,000 in Fiscal 2022 (which included the charge related to accelerated amortization of the Trogarzo® commercialization rights for the European territory).

General and Administrative Expenses

General and administrative expenses for Fiscal 2023 were $15,617,000 compared to $17,356,000 for the same period in Fiscal 2022. The decrease in general and administrative expenses is largely due to our decision to terminate the commercialization activities of Trogarzo® in Europe during the second quarter of Fiscal 2022. General and administrative expenses for Fiscal 2023 also included $359,000 in severance and other expenses related to the reorganization announced in July 2023.

Net Finance Costs

Net finance costs for Fiscal 2023 were $12,909,000 compared to $6,886,000 in Fiscal 2022. The increase in net finance costs in Fiscal 2023 versus Fiscal 2022 was mostly due to the higher interest expense on the Company’s Loan Facility ($3,906,000), as well as expenses of $3,540,000 related to the amendments to the Marathon Credit Agreement. Other expenses in Fiscal 2023 include the write-off deferred financing costs ($954,000). These higher costs are offset by gain on the change of fair value of the Marathon Warrants and a lower foreign exchange loss.

Adjusted EBITDA

Adjusted EBITDA was $(2,907,000) for Fiscal 2023 compared to $(22,088,000) for Fiscal 2022. Adjusted EBITDA in the first and second quarters of Fiscal 2023 was negatively affected by expenses of $3,749,000 related to sudocetaxel zendusortide material and expenses of $536,000 related to the production of BWFI. No such expenses were recorded in the third and fourth quarters of Fiscal 2023. See “Non-IFRS and Non-U.S.-GAAP Measure” below and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $23,957,000, or $0.91 per share, in Fiscal 2023 compared to $47,237,000, or $1.98 per share, in Fiscal 2022.

Financial Position, Liquidity and Capital Resources

Going Concern Uncertainty

As part of the preparation of the Audited Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from November 30, 2023. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the year ended November 30, 2023, the Company incurred a net loss of $23,957,000 (2022-$47,237,000; 2021-$31,725,000) and had negative cash flows from operating activities of $5,678,000 (2022- $14,692,000; 2021- $17,501,000). As at November 30, 2023, cash amounted to $34,097,000 and bonds and money market funds amounted to $6,290,000.

The Marathon Credit Agreement contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Note 17 of the Audited Financial Statements). A liquidity breach provides the lender with the ability to demand immediate repayment of the Loan Facility and makes available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. It may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. On July 3, 2023, the Company incurred a liquidity breach resulting in the lender having the ability to demand immediate repayment of the debt, which breach was waived on September 21, 2023. During Fiscal 2023, the Company entered into several amendments to the Marathon Credit Agreement to amend certain of the terms and conditions therein (see note 17 of the Audited Financial Statements).

The amendments to the Marathon Credit Agreement covenants resulted in: (i) revising the minimum liquidity requirements for all times following October 31, 2023 to be between $15,000,000 and $20,000,000, based on the Marathon Adjusted EBITDA thresholds over the most recently ended four fiscal quarters; (ii) revising the minimum revenue requirements to be based on Marathon Adjusted EBITDA targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023; and (iii) deleting the prohibition against the Company having a going concern explanatory paragraph in the opinion of the independent registered public accounting firm of the Company that accompanies the Company’s annual report. Notwithstanding the latest amendments, there is no assurance that the lender will agree to amend or to waive any future potential covenant breaches, if any. The Company does not meet the condition precedents to drawdown additional amounts under the Marathon Credit Agreement and does not currently have other committed sources of financing available to it.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from November 30, 2023, involves significant judgement and is dependent on the adherence to the conditions of Marathon Credit Agreement or to obtain the support of the lender (including possible waivers and amendments), increase its revenues and the management of its expenses (including the reorganization mainly focused on its R&D activities-see Note 16(a) of the Audited Financial Statements) in order to generate sufficient positive operating cash flows. Some elements of management’s plans are outside of management’s control and the outcome cannot be predicted at this time. Should management’s plans not materialize, the Company may be in default under the Marathon Credit Agreement, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

The Audited Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Audited Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for the Audited Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

As at November 30, 2023, cash, bonds and money market funds amounted to $40,387,000 compared to $33,070,000 at November 30, 2022. Available cash is invested in highly liquid fixed income instruments including governmental, municipal and paragovernmental organizations, high-grade corporate bonds and money market funds. The Company currently is required to maintain $20,000,000 in cash, bonds and money market funds to respect its minimum liquidity covenant (the “Liquidity Covenant”). The Liquidity Covenant can decrease to $17,500,000 and again to $15,000,000 should the Company achieve the predetermined Marathon Adjusted EBITDA thresholds (as set forth in the Marathon Credit Agreement).

The Company voluntarily changed its accounting policy in Fiscal 2022 to classify interest paid and received as part of operating activities, which were previously classified as cash flow from financing activities and interest received as cash flows from investing activities.

During Fiscal 2023, cash flows used in operating activities were $5,678,000, compared to $14,692,000 in Fiscal 2022.

In Fiscal 2023, changes in operating assets and liabilities had a positive impact on cash flow from operations of $8,133,000 (2022-positive impact of $13,017,000). These changes included positive impacts from a decrease in inventories ($10,327,000), lower prepaid expenses and deposits ($4,511,000) and higher provisions ($1,920,000). Decreased accounts payable ($7,508,000) had a negative impact on cash flow, as did higher trade and other receivables ($902,000). The decrease in inventories was mainly due to a planned reduction of Trogarzo® inventory levels.

During the fourth quarter of Fiscal 2023, cash flows used in operating activities were $5,606,000. Changes in operating assets and liabilities had a negative impact on cash flow from operations of $6,910,000. These changes included negative impacts from an increase in trade and other receivables ($4,339,000) and prepaid expenses and deposits ($1,366,000) as well as a decrease in accounts payable and accrued liabilities ($2,108,000).

During Fiscal 2023, the Company received net proceeds of $19,300,000 from the draw-down of the second tranche under the Marathon Credit Agreement. On June 30, 2023, we redeemed the remaining $27,452,000 of Convertible Notes. As at November 30, 2023, no Convertible Notes remained outstanding.

During the fourth quarter of Fiscal 2023, the Company realized net proceeds of $23,575,000 from the issuance of Common Shares, and Exchangeable Subscription Receipts from the 2023 Public Offering and Concurrent Private Placement. This amount includes the proceeds from the exercise of the over-allotment option, resulting in the issuance of 160,000 Common Shares.

The Company does not meet the conditions precedent to draw-down the third ($15,000,000) and fourth ($25,000,000) tranches of the Loan Facility. These will cease to be available to the Company after March 31, 2024.

As stated above, the amendments to the Marathon Credit Agreement covenants resulted in: (i) revising the minimum liquidity requirements for all times following October 31, 2023 to be between $15,000,000 and $20,000,000, based on Marathon Adjusted EBITDA thresholds over the most recently ended four fiscal quarters (or shorter period set forth in the Marathon Credit Agreement); and (ii) revising the minimum revenue requirements to be based on Marathon Adjusted EBITDA targets instead of quarterly revenue-based targets, beginning with the quarter ending November 30, 2023. While the Company’s current cash, bonds and money market funds amounted to $40,387,000, we continue to monitor these balances in order to continuously meet the minimum liquidity requirements as set out in the Marathon Credit Agreement. We currently also meet the Marathon Adjusted EBITDA, and our current operating plan projects that we will continue to meet these targets for the foreseeable future. We plan to ensure continued compliance through close management of expenses and will adapt spending in the event of weakness in our revenues.

Non-IFRS and Non-U.S. GAAP Measure

The information presented in this press release includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals)

of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of “Adjusted EBITDA” is presented under the heading “Reconciliation of Adjusted EBITDA” below.

The calculation of the “Adjusted EBITDA” in this press release is different from the calculation of the Adjusted EBITDA (the “Marathon Adjusted EBITDA”) under the Marathon Credit Agreement for the purpose of complying with the covenants therein.

Reconciliation of Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended November 30		Years ended November 30

	2023	2022	2023	2022

Net loss	(2,755)	(7,929)	(23,957)	(47,237)

Add:

Depreciation and amortization[1]	576	940	3,315	12,471

Net Finance costs[2]	5,352	2,078	12,909	6,886

Income taxes	73	143	421	443

Share-based compensation	418	852	2,215	3,872

Inventory provision (reversal)[3]	50	1,477	220	1,477

Restructuring costs[4]	1,244	-	1,963	-

Adjusted EBITDA	4,958	(2,439)	(2,914)	(22,088)

1 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

2 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

3 Inventory provision pending marketing approval of the F8 formulation.

4 Restructuring costs include severance and other expenses associated with termination of employment related to the reorganization announced in July 2023 and completed in October 2023.

Conference Call Details

The conference call will be held at 8:30 a.m. (ET) on February 21, 2024, to discuss the results and recent business updates. The call will be hosted by Paul Lévesque, President and Chief Executive Officer. Joining Mr. Lévesque on the call will be other members of the management team, including Senior Vice President and Chief Financial Officer, Philippe Dubuc, Senior Vice President and Chief Medical Officer, Christian Marsolais, Ph.D., and Global Commercial Officer, John Leasure, who will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access. Conference call dial-in and replay information can be found below.

CONFERENCE CALL INFORMATION

Conference Call Date	February 21, 2024

Conference Call Time	8:30 a.m. EDT

Webcast link	https://edge.media-server.com/mmc/p/6fyph854

Dial in	1-888-317-6003 (toll free) or 1-412-317-6061 (international)

Access Code	0664356

CONFERENCE CALL REPLAY

Toll Free	1-877-344-7529 (US) / 1-855-669-9658 (Canada)

International Toll	1-412-317-0088

Replay Access Code	3842515

Replay End Date	February 28, 2024

To access the replay using an international dial-in number, please select this link: https://services.choruscall.com/ccforms/replay.html

An archived webcast will also be available on the Company’s Investor Relations website under ‘Past Events’.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and X (formerly Twitter).

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding our 2024 fiscal year revenue and Adjusted EBITDA guidance, our growth through organic and inorganic opportunities, the resubmission of the F8 formulation file with the FDA, the conduct of our Phase 1 clinical trial studying sudocetaxel zendusortide and the development and conjugation of peptide-drug conjugates through pre-clinical work.

Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements, including our revenue and Adjusted EBITDA guidance. Certain assumptions made in preparing the Forward-Looking Statements include that (i) sales of our products will continue to grow in 2024; (ii) we will control expenses as planned and no unforeseen events will occur which would have the effect of increasing our expenses in 2024; (iii) no biosimilar version of EGRIFTA SV® will be approved for commercialization in the United States, (iv) no unapproved products for the treatment of lipodystrophy will be used as replacement to EGRIFTA SV®; (v) physicians and patients will continue to accept our drug products as safe and effective drugs; (vi) our suppliers will be able to meet market demands for our products; (vii) no dispute or litigation will occur between the Company and our main suppliers; (viii) our approved products will continue to be reimbursed at the Federal and State level in the United States; (ix) we will be able to adequately address the questions received from the FDA and to resubmit our F8 formulation file for approval; (x) the FDA will approve the F8 formulation; (xi) our Phase 1 clinical trial studying sudocetaxel zendusortide will show signs of efficacy without impairing its safety profile; (xii) we will be successful in developing new peptide-drug conjugates and in deriving values from our SORT1+ TechnologyTM platform; (xiii) we will be successful in identifying and entering into one or more transactions to add one or more commercial assets as part of our commercial portfolio of approved products; (xiv) we will be in compliance with the covenants, obligations and undertakings contained in the Marathon Credit Agreement; (xv) we will tightly control our expenses; (xvi) no event will occur that would require us to allocate funds to unbudgeted activities; and (xvii) no event will occur preventing us from executing the objectives set forth in this press release.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) a decrease or stagnation in sales of our products in 2024; (ii) product recalls or change in the regulation that would adversely impact the sale of our products; (iii) unknown safety or efficacy issues with our approved drug products causing a decrease in demand for those products; (iv) the occurrence of events which would lead us to spend more cash than anticipated, the effect of which could result in a negative Adjusted EBITDA position by the 2024 fiscal year-end; (v) defaults under the Marathon Credit Agreement triggering an increase of 300 basis points on the outstanding loaned amount and the right of Marathon to declare all amounts owed under the Marathon Credit Agreement as immediately due and payable; (vi) dispute or litigation with our suppliers; (vii) the non-approval by the FDA of the F8 formulation when resubmitted; (viii) our incapacity to identify additional commercial assets or our inability to enter into commercial agreements regarding same on terms satisfactory to us; and (ix) changes in our business plan.

We refer current and potential investors to the risk factors described under the section “Risks and Uncertainties” of our Management’s Discussion and Analysis for the fiscal year ended November 30, 2023 dated February 20, 2024 and to the risk factors described under Item 3.D of our Form 20-F dated February 21, 2024 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-514-336-7800

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800